Tender Offer Regarding up to $5,000,000 of
            5.75% Convertible Subordinated Notes due April 1, 2005
                                Notes issued by
                           ORCKIT COMMUNICATION LTD.


December 2, 2002

To Our Clients:

         Orckit Communications Ltd. (the "Purchaser") has announced a Tender Offer to Noteholders to Offer to Sell for Cash their 5.75% Convertible Subordinated Notes due April 1, 2005 (the "Notes"). The tender price will be determined through a Modified Dutch Auction procedure.

         Enclosed for your consideration are materials relating to the Tender Offer, including an explanatory letter from the Purchaser and an Offer to Purchase (the "Tender Offer").

         As an owner of the Notes that are subject to the Tender Offer, you may direct us to submit a tender offer on your behalf.

         The Tender Offer materials are being forwarded to you as the owner of Notes carried by us in your account but not registered in your name. We suggest that you review all of the Tender Offer materials in their entirety in order to make an informed decision regarding the Tender Offer. As the owner of the Notes, only you can instruct us to submit an offer to tender such Notes.

         Your attention is directed to the following:

         Tenders can be submitted using one of the following methods to express your desired tender price:

                  Maximum Price Tender. Noteholders whose Notes are offered without a specified offer price will receive the highest price paid to all other noteholders of Notes with the same CUSIP number whose offers are accepted, subject to the terms of the Tender Offer.

                  Competitive Tender. Noteholders need to specify the Tender Price, which should be expressed in dollars per $1,000 principal amount of Notes offered. If the Tender Price specified by a Noteholder is higher than the price accepted by the Purchaser, then such Notes offered at such higher price will not be purchased.

         An applicable minimum guaranteed price for each series of Notes purchased is outlined in the materials.

         If you wish us to submit a tender offer on your behalf, with respect to Notes held by us for your account, then you must instruct us to do so by completing, executing and returning to us the BLUE Noteholder's Instructions to Broker or Bank included with this letter.

         Please forward your Instructions to us in ample time for us to submit them to the Purchaser by the Expiration Date (5:00 p.m., New York City time, on December 31, 2002).

         You may contact your account executive on the afternoon of the business day following the Expiration Date to learn the results of the Tender Offer.